SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 14, 2025

List of Materials

FY2024 Consolidated Financial Results (the presentation material for the earnings announcement)

FY2024 Consolidated Financial Results (Fiscal year ended March 31, 2025) Sony Group Corporation May 14, 2025

FY2024 Consolidated Results

(Bln Yen)

	Sony without Financial Services			Consolidated		
	FY23	FY24	Change	FY23	FY24	Change
Sales*1	11,265.0	**12,043.9**	+778.9 (+7%)	13,020.8	**12,957.1**	-63.7 (-0%)
Operating income	1,035.3	**1,276.6**	+241.4 (+23%)	1,208.8	**1,407.2**	+198.3 (+16%)
Operating income margin	9.2%	**10.6%**	+1.4 pts	9.3%	**10.9%**	+1.6 pts
Income before income taxes	1,145.1	**1,343.2**	+198.0 (+17%)	1,268.7	**1,473.7**	+205.1 (+16%)
Net income attributable to Sony Group Corporation's stockholders	896.6	**1,067.4**	+170.8 (+19%)	970.6	**1,141.6**	+171.0 (+18%)
Net income attributable to Sony Group Corporation's stockholders per share of common stock (diluted)*2	145.17 yen	**175.70 yen**	+30.53 yen	157.14 yen	**187.92 yen**	+30.78 yen
Adjusted OIBDA*3	1,644.6	**1,938.9**	+294.3 (+18%)	1,826.1	**2,096.8**	+270.7 (+15%)
Adjusted EBITDA*3	1,686.5	**1,917.6**	+231.1 (+14%)	1,818.0	**2,075.6**	+257.6 (+14%)
Operating Cash Flow	1,177.8	**1,972.4**	+794.6 (+67%)			

Average Rate	FY23	FY24
1 US dollar	144.4 yen	**152.5 yen**
1 Euro	156.6 yen	**163.6 yen**

Dividend per Share*2	Interim	Year-end	Total	Change
Before stock split	50 yen	50 yen	**100 yen**	+15 yen
After stock split	10 yen	10 yen	**20 yen**	+3 yen

Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). However, Sony Group Corporation and its consolidated subsidiaries ("Sony") believes that these disclosures may be useful information to investors.
For formulas for Adjusted OIBDA and Adjusted EBITDA, see page 30. For their reconciliations, see "Supplemental Information for the Consolidated Financial Results for the Fourth Quarter Ended March 31, 2025" (applies to all following pages).

*1 "Sales" is used to mean "sales and financial services revenue" in accordance with IFRS Accounting Standards (applies to all following pages).

*2 Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for Net income attributable to Sony Group Corporation's stockholders per share of common stock (diluted) are calculated based on the assumption that the stock split was conducted at the beginning of FY23 (applies to all following pages). In addition, the above year-end dividends per share (planned) represent the amounts after and before the stock split, respectively.

*3 The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment (applies to all following pages).

1

2 FY2024 Consolidated Results: Year-on-year Change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales -63.7 bln yen -0% ・(ー) Decrease in Financial Services segment sales ・(+) Increases in G&NS, Music and I&SS segments sales On a constant currency basis*, sales decreased approximately 4% Share of profit(loss) of investments accounted for using the equity method -18.3 bln yen ・(ー) Deterioration in the share of profit or loss of investments accounted for using the equity method in All Other Operating income +198.3 bln yen +16% ・(+) Increases in G&NS, I&SS and Music segments operating income ・(ー) Decrease in Financial Services segment operating income Financial income and expenses, net +6.7 bln yen ・(+) Increase in interest income, net Income tax expense +25.7 bln yen ・(+) Decrease in tax expense from the repayment of capital from a subsidiary (+48.4 bln yen) ・(+) Decrease in tax expense from the dissolution of a subsidiary (+35.3 bln yen) ・(ー) Increase in tax expense from the revaluation of deferred tax assets and liabilities resulting from an increase in tax rates pursuant to tax reform in Japan Adjusted OIBDA +270.7 bln yen +15% ・(+) Increases in G&NS, I&SS and Music segments Adjusted OIBDA ・(ー) Decrease in Financial Services segment Adjusted OIBDA Adjusted EBITDA +257.6 bln yen +14% Effective tax rate 23%→21% Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see page 30 (applies to all following pages).

FY2024 Results by Segment

(Bln Yen)

Segment		FY23	FY24	Change	FX Impact
Game & Network Services (G&NS)	Sales	4,267.7	**4,670.0**	+402.3	+170.0
	Operating income	290.2	**414.8**	+124.6	+0.2
Music	Sales	1,619.0	**1,842.6**	+223.6	+73.8
	Operating income	301.7	**357.3**	+55.6	
Pictures	Sales	1,493.1	**1,505.9**	+12.9	+71.2
	Operating income	117.7	**117.3**	-0.4	
Entertainment, Technology & Services (ET&S)	Sales	2,453.7	**2,409.3**	-44.4	+78.9
	Operating income	187.4	**190.9**	+3.5	+12.3
Imaging & Sensing Solutions (I&SS)	Sales	1,602.7	**1,799.0**	+196.3	+95.9
	Operating income	193.5	**261.1**	+67.6	+63.4
All Other	Sales	89.4	**96.3**	+7.0	
	Operating income	1.6	**-18.0**	-19.6	
Corporate and elimination	Sales	-274.8	**-297.5**	-22.8	
	Operating income	-56.8	**-46.8**	+10.0	
Sony without Financial Services*	Sales	11,265.0	**12,043.9**	+778.9	
	Operating income	1,035.3	**1,276.6**	+241.4	
Financial Services*	Revenue	1,770.0	**931.4**	-838.6	
	Operating income	173.6	**130.5**	-43.0	
Consolidated total*	Sales	13,020.8	**12,957.1**	-63.7	
	Operating income	1,208.8	**1,407.2**	+198.3	

Sales in each business segment represent sales and revenue recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

* Transactions between the Financial Services segment and Sony without Financial Services are included in those respective figures but are eliminated in the consolidated figures. Because such eliminations are included in Corporate and elimination in full in the above chart, the figures for Sony without Financial Services differ from the sum of the figures for all segments excluding the Financial Services segment (applies to all following pages).

3

4 Average Rate 1 US dollar 148.2 yen 152.6 yen 1 Euro 161.0 yen 160.4 yen Sony without Financial Services Consolidated Q4 FY23 Q4 FY24 Change Q4 FY23 Q4 FY24 Change Sales 2,811.0 2,807.3 -3.6 （-0%） 3,481.0 2,630.2 -850.7 （-24%） Operating income 203.3 215.2 +11.9 （+6%） 229.4 203.6 -25.8 （-11%） Operating income margin 7.2% 7.7% +0.4 pts 6.6% 7.7% +1.2 pts Income before income taxes 250.4 224.1 -26.3 （-10%） 276.5 212.6 -63.9 （-23%） Net income attributable to Sony Group Corporation’s stockholders 169.2 224.4 +55.3 （+33%） 189.0 197.7 +8.7 （+5%） Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) 27.50 yen 37.04 yen +9.54 yen 30.72 yen 32.63 yen +1.91 yen Adjusted OIBDA 362.7 379.2 +16.5 （+5%） 375.8 374.6 -1.3 （-0%） Adjusted EBITDA 367.3 362.6 -4.6 （-1%） 380.4 358.0 -22.4 （-6%） (Bln Yen) Adjusted OIBDA, Adjusted EBITDA and figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Q4 FY2024 Consolidated Results

5 Q4 FY2024 Results by Segment Q4 FY23 Q4 FY24 Change FX Impact Game & Network Services (G&NS) Sales 1,097.3 1,051.3 -46.1 +15.4 Operating income 106.0 92.7 -13.3 -2.6 Music Sales 429.9 470.7 +40.8 +9.2 Operating income 71.2 83.6 +12.4 Pictures Sales 406.7 414.6 ＋7.9 +9.4 Operating income 30.7 53.5 +22.8 Entertainment, Technology & Services (ET&S) Sales 532.7 484.1 -48.6 +4.4 Operating income -6.4 -20.4 -14.0 -2.2 Imaging & Sensing Solutions (I&SS) Sales 398.5 409.0 +10.5 +12.0 Operating income 34.7 34.5 -0.2 +7.2 All Other Sales 21.8 25.6 +3.8 Operating income -5.5 -9.8 -4.2 Corporate and elimination Sales -78.8 -52.6 +26.2 Operating income -27.3 -18.9 +8.3 Sony without Financial Services Sales 2,811.0 2,807.3 -3.6 Operating income 203.3 215.2 +11.9 Financial Services Revenue 672.9 -172.4 -845.3 Operating income 26.1 -11.6 -37.7 57 Consolidated total Sales 3,481.0 2,630.2 -850.7 Operating income 229.4 203.6 -25.8 (Bln Yen) Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

6 Changes in Disclosure Classification of Consolidated Results *1 From Q1 FY25, the results for FY24, the comparative period, will be restated to conform to the classification of continuing operations and the discontinued operation in accordance with IFRS Accounting Standards. *2 The difference in results of Continuing Operations and results of “Sony without Financial Services” is the amount equivalent to intersegment transactions between the Financial Services segment and other segments, and such difference is expected to be immaterial. This difference also applies to operating cash flows (applies to all following pages). *3 The difference in results of the Financial Services segment before being classified as a discontinued operation and results of the Financial Services business after being classified as a discontinued operation is the amount equivalent to depreciation and amortization expenses of the Financial Services segment. Sony Group Corporation plans to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business, in October 2025. As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on the plan for the execution of the Spin-off, Sony plans to classify the Financial Services business as a discontinued operation in accordance with IFRS Accounting Standards from Q1 FY25, and present it separately from continuing operations excluding the Financial Services business. After the execution of the Spin-off, Sony plans to apply the equity method to the Financial Services business (SFGI shares that Sony Group Corporation continues to hold), and to record profit or loss from SFGI shares accounted for using the equity method as operating income or loss in continuing operations. Current Disclosure Classification Disclosure Classification Before the Execution of the Spin-off (1H FY25) Disclosure Classification After the Execution of the Spin-off (2H FY25) FY24*1 FY25 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Financial Services*3 Consolidated Sony without Financial Services*1, 2 G&NS Music Pictures ET&S I&SS All other / Corporate and elimination*2 Consolidated Continuing Operations *2 Discontinued Operation*3 G&NS Music Pictures ET&S I&SS Consolidated Continuing Operations *2 All other / Corporate and elimination Profit or loss from SFGI shares accounted for using the equity method

FY2025 Results Forecast for Continuing Operations

(Bln Yen)

Continuing Operations*1

	FY24	FY25 FCT		Change from FY24
Sales	12,043.9	**Before tariff impact*2**	**11,700**	-343.9 (-3%)
Operating income	1,276.6		**1,380**	+103.4 (+8%)
(Estimated tariff impact on operating income*2)	–		**-100**	–
Operating income	1,276.6	**After tariff impact*2**	**1,280**	+3.4 (+0%)
Operating income margin	10.6%		**10.9%**	+0.3 pts
Income before income taxes	1,343.2		**1,280**	-63.2 (-5%)
Net income attributable to Sony Group Corporation's stockholders	1,067.4		**930**	-137.4 (-13%)
Operating Cash Flow	1,972.4		**1,240**	-732.4 (-37%)

Average Rate	Actual･Average	Assumption
1 US dollar	152.5 yen	**Approx. 143 yen**
1 Euro	163.6 yen	**Approx. 153 yen**

Dividend per Share (Planned)*3

Interim	Year-end	Total	Change
12.5 yen	12.5 yen	25 yen	+5 yen

- We are responding quickly to the additional U.S. tariffs that have already been implemented and are considering responses to multiple possible future scenarios.
- We currently expect to be able to manage the impact on the profitability to approximately 100 billion yen, or less than 10% of the operating income forecast.

*1 From Q1 FY25, the Financial Services business will be classified as a discontinued operation and presented separately from continuing operations, comprised of Sony's businesses excluding the Financial Services business. Therefore, the above results forecast for FY25 represents the forecast for continuing operations. Although the results for FY24, the comparative period, will be restated to conform to the classification of continuing operations and the discontinued operation in accordance with IFRS Accounting Standards from Q1 FY25, the results on such restated basis are currently undetermined. Therefore, the above FY24 results represent the results for Sony without Financial Services for the relevant period. Sony has not included the share of profit (loss) of investments accounted for using the equity method in SFGI after the Spin-off in the above results forecast for FY25, and does not disclose forecasts for the discontinued operation or for Sony's consolidated results for FY25 (applies to all following pages).

*2 The above tariff impact is the estimated impact on the forecast for operating income of the continuing operations from the series of changes in U.S. tariff policy at this time. The estimated impact is calculated based on the assumptions that the reciprocal tariff rates announced on April 2, 2025 will be applied after the end of the temporary suspension announced on April 9, and that other tariffs will remain unchanged from the end of April. The impact of the partial removal and temporary suspension of the additional and reciprocal tariffs on China by the United States announced on May 12 is not included in the assumptions used for estimating the relevant impact. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed (applies to all following pages).

*3 The above dividend forecast for FY25 does not include the dividends in kind of the shares of SFGI from the Spin-off. In addition, Sony conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above dividends per share (planned) represent the amounts after the stock split.

Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

7

8 FY2025 Results Forecast for Continuing Operations: Change from FY2024 Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales -343.9 bln yen -3% ・(ー) Decreases in G&NS and ET&S segments sales ・(+) Increase in I&SS segment sales Operating income (Before tariff impact) +103.4 bln yen +8% ・(+) Increases in G&NS and I&SS segments operating income ・(+) Decrease in operating loss in All Other, Corporate and elimination Operating income (After tariff impact) +3.4 bln yen +0% － Income before income taxes -63.2 bln yen -5% ・(ー) Decrease in financial income, net, as a result of unrealized gains and losses on securities not being included in the forecast Net income attributable to Sony Group Corporation’s stockholders -137.4 bln yen -13% ・(ー) Increase in tax expense ・(ー) Absence of a decrease in tax expense from the dissolution of a subsidiary in FY24 ・(ー) Absence of a decrease in tax expense from the repayment of capital from a subsidiary in FY24 ・(ー) Impact of the decrease in income before income taxes

9 Impact of the Partial Spin-off of the Financial Services Business on Consolidated Results *1 The expected decrease in consolidated total equity resulting from the deconsolidation of the Financial Services business as a result of the Spin-off is not reflected in the above example for the sake of simplicity. The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time. Upon the execution of the Spin-off, Sony will deconsolidate the Financial Services business. Major accounting treatments that will affect Sony’s consolidated financial results are as follows: 1. Recording of the difference between the carrying amount and fair value of SFGI shares to be distributed as dividends in kind as net income/loss from a discontinued operation 2. Transfer of the Financial Services business’ accumulated other comprehensive income (“AOCI”) from the consolidated statements of financial position to net income/loss from a discontinued operation on the consolidated statements of income 3. Recording of the difference between the carrying amount and fair value of SFGI shares that Sony Group Corporation continues to hold after the Spin-off in net income/loss from the discontinued operation Regarding the accounting treatment described in 2. above, a considerable one-time loss will be recorded in the consolidated statements of income at the time of the execution of the Spin-off. However, because this loss will be recorded as a loss from a discontinued operation, there will be no impact on operating income and net income from continuing operations. This treatment is a reclassification between items within equity and does not affect the amount of total equity on the consolidated statements of financial position. Consolidated Equity on Consolidated Statements of Financial Position Total ¥8.5 tln AOCI eligible for transfer -¥1.4 tln Retained earnings ¥6.7 tln Common stock and others ¥3.2 tln Total ¥8.5 tln Retained earnings ¥5.3 tln Continuing Operations Common stock and others ¥3.2 tln Consolidated Statements of Income Discontinued Operation Net loss from transfer -¥1.4 tln No impact from transfer (assuming zero net income/loss from continuing operations) （Transferred AOCI to be zero as a result of the transfer） No impact from transfer on total equity Before Transfer After Transfer Transfer*1 *1 Outline of Transfer of AOCI Consolidated Equity on Consolidated Statements of Financial Position (The amounts shown below are for reference, using the balance as of the end of March 2025, and may differ from the actual amounts to be recorded at the time of the execution of the Spin-off.)

10 FY2025 Results Forecast by Segment (Bln Yen) FY24 FY25 FCT Change from FY24 Game & Network Services (G&NS) Sales 4,670.0 Before tariff impact 4,300 -370.0 Operating income 414.8 480 +65.2 Music Sales 1,842.6 1,850 ＋7.4 Operating income 357.3 355 -2.3 Pictures Sales 1,505.9 1,500 -5.9 Operating income 117.3 125 +7.7 Entertainment, Technology & Services (ET&S) Sales 2,409.3 2,280 -129.3 Operating income 190.9 180 -10.9 Imaging & Sensing Solutions (I&SS) Sales 1,799.0 1,960 ＋161.0 Operating income 261.1 280 +18.9 All Other, Corporate and elimination Operating income -64.8 -40 +24.8 Continuing Operations (Before tariff impact) Sales 12,043.9 11,700 -343.9 Operating income 1,276.6 1,380 +103.4 Estimated tariff impact on operating income Operating income ー After tariff impact △100 ー Continuing Operations (After tariff impact) Operating income 1,276.6 1,280 +3.4

Game & Network Services Segment (G&NS Segment)

Sales, Operating Income and Adjusted OIBDA


Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
4,267.7
290.2
407.9
4,670.0
414.8
537.7
4,300
480
600
FY23
FY24
FY25 FCT

FY2024 (year-on-year)

- Sales: 402.3 bln yen (9%) increase (FX Impact: +170.0 bln yen)
  - ·(+) Increase in sales of non-first-party game software titles including add-on content
  - ·(+) Impact of foreign exchange rates
  - ·(+) Increase in sales from network services
  - ·(−) Decrease in sales of hardware due to a decrease in unit sales
  - ·(−) Decrease in sales of first-party game software titles
- OI: 124.6 bln yen (43%) increase (FX Impact: +0.2 bln yen)
  - ·(+) Impact of increase in sales from network services
  - ·(+) Impact of increase in sales of non-first-party game software titles
  - ·(−) Impact of decrease in sales of first-party game software titles

FY2025 Forecast (year-on-year)

- Sales: 370.0 bln yen (8%) decrease
  - ·(−) Decrease in sales of hardware due to a decrease in unit sales
  - ·(−) Impact of foreign exchange rates
  - ·(+) Increase in sales of first-party game software titles
  - ·(+) Increase in sales of non-first-party game software titles including add-on content
- OI: 65.2 bln yen (16%) increase
  - ·(+) Impact of increase in sales of first-party game software titles

- User engagement continued its strong momentum, with Monthly Active Users* across PlayStation® in FY24 Q4 increasing 5% year-on-year.
- In FY25, in addition to stable profit growth in the platform business from the expanded user base, we expect first-party titles to contribute to results.

*Monthly Active Users is an estimated total number of unique accounts that played games or used services on the PlayStation™ Network during the last month of the quarter and is based on company research and may be updated in the future.

11

Music Segment

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
Sales
Operating Income
Adjusted OIBDA
1,619.0
301.7
368.7
1,842.6
357.3
449.1
1,850
355
445
FY23
FY24
FY25 FCT

FY2024 (year-on-year)

- Sales: 223.6 bln yen (14%) increase (FX Impact: +73.8 bln yen)
  - ·(+) Higher revenues from streaming services in Recorded Music and Music Publishing
  - ·(+) Impact of foreign exchange rates
  - ·(+) Impact of the consolidation of eplus inc. in Visual Media & Platform
  - ·(+) Higher revenues from live events, merchandising and licensing in Recorded Music
- OI: 55.6 bln yen (18%) increase
  - ·(+) Impact of increase in sales
  - ·(+) Positive impact of foreign exchange rates
  - ·(−) Increase in selling, general and administrative expenses

FY2025 Forecast (year-on-year)

- Sales: Essentially flat
  - ·(−) Impact of foreign exchange rates
  - ·(+) Higher revenues from streaming services in Recorded Music and Music Publishing
  - ·(+) Higher revenues from anime business in Visual Media & Platform
- OI: Essentially flat
  - ·(+) Impact of the above-mentioned higher revenues from streaming services
  - ·(−) Negative impact of foreign exchange rates
  - ·(−) Increase in marketing expenses in Visual Media & Platform and Recorded Music

- FY24 full-year streaming revenue growth rates on a U.S. dollar basis were +5% year-on-year for Recorded Music and +13% for Music Publishing.
- Overall operating income in FY25 is expected to be essentially flat year-on-year primarily due to the negative impact of foreign exchange rates, but we expect the operating income of Sony Music Group to grow in the high single digits on a U.S. dollar basis.

12

Pictures Segment

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
1,493.1
117.7
171.2
1,505.9
117.3
174.3
1,500
125
175
FY23
FY24
FY25 FCT

FY2024 (year-on-year)

The following analysis is on a U.S. dollar basis

- Sales: Essentially flat (U.S. dollar basis: -416 mil USD / -4%)
  - ·(−) Lower series deliveries in Television Productions in part due to production delays related to the the strikes in Hollywood in FY23
  - ·(−) Lower linear subscription and advertising revenues in the India business in Media Networks
  - ·(+) Higher revenues for Crunchyroll mainly due to paid subscriber growth
  - ·(+) Impact of the acquisition of Alamo Drafthouse Cinema
- OI: Essentially flat (U.S. dollar basis: -34 mil USD / -4%)
  - ·(−) Lower contribution from catalog product in Motion Pictures
  - ·(−) Impact of decrease in sales
  - ·(+) Lower marketing costs for theatrical releases

FY2025 Forecast (year-on-year)

- Sales: Essentially flat
  - ·(−) Impact of foreign exchange rates
  - ·(−) Lower revenues from theatrical releases in the current fiscal year in part due to production delays related to the strikes in Hollywood in FY23
  - ·(+) Higher series deliveries in Television Productions in part due to recovery from the impact of the strikes in Hollywood in FY23
  - ·(+) Higher revenues for Crunchyroll mainly due to paid subscriber growth
- OI: 7.7 bln yen (7%) increase
  - ·(+) Impact of the above-mentioned positive factors in sales
  - ·(−) Negative impact of foreign exchange rates

- In FY25, operating income is expected to grow approximately 10% year-on-year on a U.S. dollar basis, excluding the impact of foreign exchange rates, driven primarily by Crunchyroll.

13

Entertainment, Technology & Services Segment (ET&S Segment)

Sales, Operating Income and Adjusted OIBDA



Sales
Operating Income
Adjusted OIBDA
(Bln Yen)
2,453.7
187.4
289.1
2,409.3
190.9
290.9
2,280
180
285
FY23
FY24
FY25 FCT

FY2024 (year-on-year)

- Sales: 44.4 bln yen (2%) decrease (FX Impact: +78.9 bln yen)
  - ·(−) Decrease in sales of televisions and smartphones due to a decrease in unit sales
  - ·(+) Impact of foreign exchange rates
- OI: 3.5 bln yen (2%) increase (FX Impact: +12.3 bln yen)
  - ·(+) Reductions in operating expenses
  - ·(+) Positive impact of foreign exchange rates
  - ·(−) Impact of decrease in sales of televisions
  - ·(−) Increase in restructuring costs

FY2025 Forecast (year-on-year)

- Sales: 129.3 bln yen (5%) decrease
  - ·(−) Impact of foreign exchange rates
- OI : 10.9 bln yen (6%) decrease
  - ·(−) Negative impact of foreign exchange rates
  - ·(+) Impact of improvement of the product mix of digital cameras
  - ·(+) Impact of expected absence of restructuring costs to the same degree as FY24

- In Q4 FY24, the interchangeable lens camera market grew by approximately 9% year-on-year on a unit basis.

14

Imaging & Sensing Solutions Segment (I&SS Segment)

Sales, Operating Income and Adjusted OIBDA



(Bln Yen)
Sales
Operating Income
Adjusted OIBDA
1,602.7
193.5
441.4
1,799.0
261.1
534.2
1,960
280
550
FY23
FY24
FY25 FCT

FY2024 (year-on-year)

- Sales: 196.3 bln yen (12%) increase (FX Impact: +95.9 bln yen)
  - ·(+) Impact of foreign exchange rates
  - ·(+) Increase in sales of image sensors for mobile products
    - ·(+) Improvement in product mix
    - ·(+) Increase in unit sales

- OI: 67.6 bln yen (35%) increase (FX Impact: +63.4 bln yen)
  - ·(+) Positive impact of foreign exchange rates
  - ·(+) Impact of increase in sales
  - ·(+) Decrease in costs associated with the launch of mass production of a new image sensor for mobile products
  - ·(−) Increase in manufacturing costs
  - ·(−) Increase in depreciation and amortization expenses

FY2025 Forecast (year-on-year)

- Sales: 161.0 bln yen (9%) increase
  - ·(+) Increase in sales of image sensors for mobile products
    - ·(+) Improvement in product mix
    - ·(+) Increase in unit sales
  - ·(−) Impact of foreign exchange rates

- OI: 18.9 bln yen (7%) increase
  - ·(+) Impact of increase in sales
  - ·(−) Negative impact of foreign exchange rates
  - ·(−) Increase in manufacturing costs

- In Q4 FY24, customer demand for image sensors for mobile products remained strong, and design-ins for 2025 models are progressing smoothly.
- In FY25, we expect to achieve growth in sales and profit primarily due to an expansion of mobile sensor sizes despite an expected appreciation of the yen.

15

16 Financial Services Segment FY2024 (year-on-year) Revenue: 838.6 bln yen (47%) decrease ·(ー) Decrease in revenue at Sony Life (863.8 bln yen decrease, revenue: 660.1 bln yen) ·(ー) Decrease in net gains on investments related to market fluctuations in the separate accounts OI: 43.0 bln yen (25%) decrease ·(ー) Recording of realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services in FY23 (-19.8 bln yen) ·(ー) Decrease in OI at Sony Life (13.1 bln yen decrease, OI: 113.4 bln yen) ·(ー) Decrease in net gains related to market fluctuations, mainly for minimum guarantees for variable life insurance (Bln Yen) Financial Services Revenue Operating Income Adjusted OIBDA FY23 FY24 1,770.0 931.4 173.6 130.5 181.5 157.9 Financial Services Revenue, Operating Income and Adjusted OIBDA In FY24, the new policy amount at Sony Life increased by 11% year-on-year, continuing its steady growth.

17 Financial Services Segment Insurance Service Result*1 Other Result 2.3 2.1 2.3 2.2 2.2 2.4 2.3 1.0 1.1 1.1 1.1 1.2 1.2 1.2 217% 183%196%198%184% 199%188% 0 1 2 3 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 42.7 48.0 46.4 34.0 41.8 49.0 41.3 35.9 22.4 -16.7 46.1 -11.0 4.8 27.5 20.7 -25.3 -19.2 -21.4 -20.9 -24.1 -20.9 -19.8 -19.8 -21.8 -50 0 50 100 150 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Sony Life Operating Income Breakdown Investment Result （Bln Yen） Adjusted Net Income*3 Other*2 FY23 FY24 19.2 21.5 19.6 10.2 17.0 22.6 17.9 -7.9 24.6 25.1 23.1 16.1 20.1 28.7 20.3 -7.1 -15 -10 -5 0 5 10 15 20 25 30 35 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Sony Life Other*4 （Bln Yen） FY23 FY24 *1 Insurance service result = Insurance revenue – Insurance service expenses *2 Other = Other financial services revenue – Insurance finance expenses (income) – Other financial services expense. “Other” corresponds to the total of Investment result and Other result in “Supplemental Information”. *3 Adjusted ROE is calculated by dividing Adjusted Net Income by the quarterly average net assets (the sum of net assets at the beginning of the period and the end of each of the following four quarters divided by five). Adjusted Net Income and Adjusted ROE are not presented in accordance with IFRS Accounting Standards and Japanese accounting standards adhered to by SFGI and its subsidiaries, including Sony Life, Sony Assurance and Sony Bank, for preparation and disclosure of their respective consolidated and non-consolidated financial results. However, Sony believes that these disclosures may be useful information to investors (applies to all following pages). *4 "Other” includes Sony Assurance, Sony Bank, Sony Life Care and consolidation adjustment. *5 Starting from Q1 FY24, the calculation method of the tax rate for adjustments for Adjusted Net Income and Adjusted ROE has been changed, and the FY23 figures disclosed in the materials for the business segment meeting held on May 31, 2024 have been revised and restated based on the same calculation method. For further details about reconciliations to Adjusted Net Income, see page 18 (applies to all following pages). *6 ESR is the ratio of capital (= economic value-based embedded value + frictional costs) to the amount of the economic value-based risk. Figures are as of the end of each quarter. Group Consolidated ESR*6 Economic value-based capital Economic value-based risk post-tax （Tn Yen） FY23 FY24 FY23 FY24 Adjusted ROE*3 8.0%*5 5.6%*5 Adjusted Net Income（cumulative） 88.8 bln Yen*5 62.0 bln Yen*5 ESR Group consolidated ESR for Q4 FY24 will be disclosed on Sony Group Corporation’s website on May 15, 2025.

Financial Services Segment

Reconciliations from Net Income to Adjusted Net Income

(Bln Yen)

	FY23					FY24				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Pre-tax net income (loss) (Operating Income)*1	**54.5**	**15.7**	**77.3**	**26.1**	**173.6**	**30.0**	**65.7**	**46.4**	**-11.6**	**130.5**
Post-tax net income (loss)	**38.5**	**10.7**	**55.0**	**19.8**	**124.0**	**21.5**	**46.7**	**32.7**	**-26.7**	**74.1**
SFGI related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Sony Life related adjustments	**-13.9**	**14.4**	**-31.9**	**11.0**	**-20.4**	**-1.4**	**-18.1**	**-12.4**	**19.7**	**-12.2**
Investment income (net)*2 related to variable insurance and foreign currency translation differences (excluding the equivalent of hedge costs*3)	-451.2	114.0	-90.8	-454.1	-882.1	-218.1	299.7	-473.4	404.3	12.5
Unrealized gains/losses*4 related to variable insurance within insurance financial gains/losses and foreign currency translation differences	447.8	-93.3	46.4	458.1	859.0	216.8	-324.6	463.0	-381.8	-26.6
Gains/losses on sales of securities	-16.0	-0.6	-0.1	11.3	-5.3	-0.6	-0.3	-0.2	5.0	3.9
Other one-time gains/losses	-	-	-	-	-	-	-	-6.7	-	-6.7
Tax effects related to the above	5.4	-5.6	12.5	-4.3	8.0	0.6	7.1	4.9	-7.8	4.7
Sony Assurance related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Sony Bank related adjustments	**-**	**-**	**-**	**-14.7**	**-14.7**	**-**	**-**	**-**	**-**	**-**
Gains related to the transfer of shares of Sony Payment Services	-	-	-	-19.8	-19.8	-	-	-	-	-
Tax effects related to the above	-	-	-	5.0	5.0	-	-	-	-	-
Other entities related adjustments	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total adjustments	**-13.9**	**14.4**	**-31.9**	**-3.8**	**-35.2**	**-1.4**	**-18.1**	**-12.4**	**19.7**	**-12.2**
Adjusted post-tax net income (loss)	**24.6**	**25.1**	**23.1**	**16.1**	**88.8**	**20.1**	**28.7**	**20.3**	**-7.1**	**62.0**

*1 In the Financial Services segment, there is no difference between operating income and income before income taxes because no non-operating financial income (expenses) are generated.
*2 Investment income (net) related to variable insurance is financial assets measured at fair value through net profits/losses, associated with variable life insurance and individual variable annuity contracts.
*3 Transaction fees and margin costs required to maintain hedge positions. Includes current accrued interest from bonds designated as measured at fair value through net profits/losses (FVO designated) based on the interest rate at the beginning of the period.
*4 Effect of changes in the value of underlying items of variable life insurance and individual variable annuity contracts and changes in interest rates and other financial risks.

18

FY2025 Forecast (year-on-year) Operating Revenue: 74.6 bln yen (8%) increase ·(+) Increase in insurance revenue at Sony Life Income Before Income Taxes: 70.8 bln yen (54%) decrease ·(ー) Loss associated with the sale of bonds at Sony Life Adjusted Net Income: 46.0 bln yen (75%) increase ·(+) Absence of the impact of a change in tax rates in FY24 (special corporate tax for defense) ·(+) Increase in policies in force at Sony Life 925.4 1,000.0 130.8 61.5 60.0 107.5 FY24 FY25 FCT Operating Revenue Adjusted Net Income Income Before Income Taxes Operating Revenue*2, Income Before Income Taxes*3 and Adjusted Net Income*2*4 Changes in disclosure from FY2025 New disclosure of "Operating Revenue" that excludes a portion of "Investment income" from "Financial Services Revenue" • Operating Revenue ＝ Insurance revenue ＋ Fee and commission income ＋ Interest income ＋ Other operating revenue (Bln Yen) (Reference) FY2025 Consolidated Results *1 Forecast for Sony Financial Group (IFRS Accounting Standards) *1 The Sony Financial Group’s consolidated results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance and Sony Bank. *2 Operating Revenue and Adjusted Net Income are not measures in accordance with IFRS Accounting Standards and Japanese accounting standards. However, Sony believes that these disclosures may be useful information to investors (applies to all following pages) *3 Sony Financial Group’s income before income taxes corresponds to the operating income of the Financial Segment within Sony. However, the figures do not completely match due to differences in accounting materiality threshold (applies to all following pages). *4 Due to differences in accounting materiality threshold, Sony Financial Group’s Adjusted Net Income does not completely match with Adjusted Net Income of the Financial Services segment within Sony (applies to all following pages). The above consolidated results forecast for Sony Financial Group is provided for reference only and is not included in Sony’s results forecast for continuing operations for FY25. Sony plans to record the Financial Services business’s results as net income (loss) from a discontinued operation for 1H FY25, and as the share of profit (loss) of investments accounted for using the equity method in continuing operations for 2H FY25. However, Sony does not disclose forecasts for the discontinued operation or for Sony’s consolidated results for FY25, and has not included the share of profit (loss) of investments accounted for using the equity method in the forecast for continuing operations at this time. In order to strengthen Sony Life's financial position and reduce risks from policy cancellation, Sony Life plans to replace yen-denominated long-term bonds and reinsure a block of our U.S. dollar-denominated whole life insurance policies. Mainly due to these selling bond assets, income before income taxes is expected to decrease significantly for the next two years. Driven by factors such as an increase in the new policy amount, Sony Life's adjusted net income is growing steadily, and the distributable amount, which leads to shareholder value, is also expected to remain stable. 19

70.4 49.6 94.0 6.8 3.9 6.0 12.0 12.4 11.0 88.8 -20.9 -2.9 +0.5 -4.0 61.5 ＋45.0 ＋2.0 -0.1 Flat 107.5 FY23 Adjusted Net Income Sony Life Sony Assurance Sony Bank Other FY24 Adjusted Net Income Sony Life Sony Assurance Sony Bank Other FY25 Adjusted Net Income Forecast （Bln Yen） Breakdown*1 1) Absence of the impact of changes in tax rates in FY24*2 : +19.5 2) Increase in policies in force : ＋11.0 Sony Life Sony Bank Sony Assurance Other (Reference) FY2025 Consolidated Forecast for Sony Financial Group’s Adjusted Net Income (IFRS Accounting Standards) *1 The breakdown figures are an approximation. *2 Impact of a change in tax rates (special corporate tax for defense). 20 Breakdown*1 1) Impact of changes in tax rates*2 : -19.5

Cash and Debt Balance (Sony without Financial Services) Cash Debt Net Cash Position Please refer to page 17 in “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025" and page F-16 in “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2024" for the Condensed Statements of Financial Position for Sony without Financial Services. Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Cash and cash equivalents (Cash) (Bln Yen) Short-term borrowings Net Cash Position (Cash – Debt) Long-term debt Debt FY2022 FY2023 FY2024 (as of March 31, 2023) (as of March 31, 2024) (as of March 31, 2025) 21 724.4 993.3 1,764.7 211.0 228.0 258.9 1,104.3 1,355.0 1,376.6 1,315.4 1,583.0 1,635.5 -591.0 -589.7 129.2

*1 Please refer to page 21. *2 This item is presented on page 20 of our “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025”, under Condensed Statements of Cash Flows for Sony without Financial Services, as “Depreciation and amortization, including amortization of contract costs.” *3 This is the total of the following items presented on page 20 of our “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025”, under Condensed Statements of Cash Flows for Sony without Financial Services, as “(Increase) decrease in trade receivables and contract assets” + “(Increase) decrease in inventories” + “Increase (decrease) in trade payables”. FY2024 Cash Flow (CF) Analysis (Sony without Financial Services) (Bln Yen) 22 +718.9 (Improvement) Operating CF +1,972.4 Other -349.1 -589.7 +129.2 Cash – Debt*1 (Net Cash Position) -589.7 +129.2 As of March 31, 2024 Income before income tax Decrease in working capital*3 Other investing CF Increase in content assets FX / Other Other operating CF Payments for property, plant and equipment and other intangible assets -183.7 +1,343.2 -683.4 -622.2 +533.6 -98.5 -346.5 As of March 31, 2025 Investing CF -904.4 Depreciation and amortization*2 +1,125.6 Operating CF + Investing CF +1,068.0 Dividend payment -115.3 +51.5 Repurchase of shares Payments for investments and advances -285.4 Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

FY2023 Cash Flow (CF) Analysis (Sony without Financial Services)



(Bln Yen)
As of March 31, 2023
As of March 31, 2024
Cash − Debt*1
(Net Cash Position)
-591.0
Operating CF +1,177.8
Investing CF -794.2
Other -382.3
+1.3 (Improvement)
-589.7
Income before income tax
+1,145.1
+1,117.3
Depreciation and amortization*2
Increase in content assets
-486.2
Increase in working capital*3
-165.3
Other operating CF
-433.1
Payments for property, plant and equipment and other intangible assets
-606.8
Payments for investments and advances
-95.5
Other investing CF
-91.9
Repurchase of shares
-202.5
Dividend payment
-98.6
FX / Other
-81.2
-591.0
-589.7
Operating CF + Investing CF +383.6

*1 Please refer to page 21.

*2 This item is presented on page 20 of our "Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025", under Condensed Statements of Cash Flows for Sony without Financial Services, as "Depreciation and amortization, including amortization of contract costs."

*3 This is the total of the following items presented on page 20 of our "Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025", under Condensed Statements of Cash Flows for Sony without Financial Services, as "(Increase) decrease in trade receivables and contract assets" + "(Increase) decrease in inventories" + "Increase (decrease) in trade payables".

Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

23

24 Sony without Financial Services Financial Services Segment Year-on-year Change Contributing Factors (+) Better / (-) Worse Year-on-year Change Contributing Factors (+) Better / (-) Worse Operating CF 794.6 bln yen increase in net cash inflow ・(+) Decrease in trade receivables and contract assets compared to an increase in the previous fiscal year ・(+) Increase in income before income taxes after taking into account non-cash adjustments* ・(+) Increase in trade payables compared to a decrease in the previous fiscal year ・(+) Larger decrease in inventories ・(ー) Larger increase in content assets 103.9 bln yen increase in net cash inflow ・(+) Smaller increase in mortgage loans at Sony Bank Investing CF 110.2 bln yen increase in net cash outflow ・(ー) Increase in payments for purchases of businesses and other 1.2 bln yen increase in net cash outflow Financing CF 79.9 bln yen increase in net cash outflow ・(ー) Decrease in proceeds from issuance of long-term debt 42.4 bln yen decrease in net cash outflow ・(+) Absence of dividend payments Cash and Cash Equivalents +771.4 bln yen +302.5 bln yen Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Please refer to page 20 in “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025” for the Condensed Statements of Cash Flows for Sony without Financial Services as well as the Financial Services segment. * Including depreciation and amortization (including amortization of contract costs), other operating (income) expense, net, and (gain) loss on securities, net FY2024 Cash Flow (CF): Year-on-year Change

FY2024 Cash Flow (CF) by Segment (Sony without Financial Services)

(Bln Yen)

Segment		FY23	FY24
Game & Network Services (G&NS)	Operating CF	138.5	**865.9**
	Investing CF	-149.2	**-151.7**
	Free CF*1	-10.7	**714.2**
Music	Operating CF	247.1	**158.3**
	Investing CF	-214.0	**-253.7**
	Free CF	33.1	**-95.4**
Pictures	Operating CF	175.7	**216.9**
	Investing CF	30.0	**-85.2**
	Free CF	205.7	**131.7**
Entertainment, Technology & Services (ET&S)	Operating CF	322.8	**275.0**
	Investing CF	-105.6	**-96.5**
	Free CF	217.2	**178.5**
Imaging & Sensing Solutions (I&SS)	Operating CF	278.3	**457.3**
	Investing CF	-369.0	**-376.9**
	Free CF	-90.7	**80.4**
All Other, Corporate and elimination and Adjustment *2	Operating CF	15.4	**-1.0**
	Investing CF	13.6	**59.6**
	Free CF	29.0	**58.6**
Consolidated total without Financial Services	Operating CF	1,177.8	**1,972.4**
	Investing CF	-794.2	**-904.4**
	Free CF	383.6	**1,068.0**

- The calculation of Operating CF, Investing CF and Free CF for each segment differs from the calculation of the Condensed Statements of Cash Flows for Sony without Financial Services (See page 20 of "Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025") as follows:
  - Increases and decreases in restricted cash held by each segment are excluded from Operating CF
  - Increases and decreases in fixed-term deposits held by each segment are excluded from Investing CF
  - Expenditures for leases are included in Investing CF (instead of Financing CF)

  These result in the following amounts being adjusted in each of the Operating CF and the Investing CF figures shown above:
  (FY23 Operating CF) All Other, Corporate and elimination: 0.9 bln yen, Adjustment*2 -0.9 bln yen
  (FY23 Investing CF) G&NS: -19.6 bln yen, Music: -43.0 bln yen, Pictures: 24.1 bln yen, ET&S: -29.2 bln yen, I&SS: -9.4 bln yen, All Other, Corporate and elimination: 5.6 bln yen, Adjustment*2 71.6 bln yen
  (FY24 Operating CF) All Other, Corporate and elimination: -0.7 bln yen, Adjustment*2 0.7 bln yen
  (FY24 Investing CF) G&NS: -24.4 bln yen, Music: -15.9 bln yen, Pictures: -39.4 bln yen, ET&S: -30.2 bln yen, I&SS: -26.7 bln yen, All Other, Corporate and elimination: 7.7 bln yen, Adjustment*2 128.9 bln yen

*1 Free CF is the total of Operating CF and Investing CF (The same applies below).
*2 "Adjustment" is the total corrected for the above adjustments made to the Operating CF and the Investing CF for each segment.

Operating cash flow by segment, investing cash flow by segment and free cash flow are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

25

第五次中期経営計画 経営数値目標 (2024年度~2026年度) CAGR of Consolidated Operating Income (Continuing Operations) (FY2023→FY2026) Three-Year Cumulative Operating Income Margin (Continuing Operations) (FY2024~FY2026) 10％ or more 10％ or more 5th Mid-Range Plan Financial Targets (FY2024~FY2026) 26

第五次中期経営計画 経営数値目標 (2024年度~2026年度) Growth Rate of Consolidated Operating Income (without Financial Services Segment) (FY2023→FY2024) Operating Income Margin (without Financial Services Segment) FY2024 23％ 10.6％ Progress of 5th Mid-Range Plan Financial Targets (FY2024~FY2026) 27 In FY24, the G&NS and I&SS segments were the main drivers of profit growth, giving us a good start as the first fiscal year of the 5th Mid-Range Plan. Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

第五次中期経営計画 経営数値目標 (2024年度~2026年度) Forecast for CAGR of Consolidated Operating Income (Continuing Operations) (FY2023→FY2025) Forecast for Two-Year Cumulative Operating Income Margin (Continuing Operations) (FY2024~FY2025) 11％ 10.8％ Progress of 5th Mid-Range Plan Financial Targets (FY2024~FY2026) 28 Looking at the forecasts for the two-year cumulative average growth rate and operating income margin after incorporating the impact of the tariffs, we believe that we are on track to achieve our targets despite the uncertain environment.

Capital Allocation



Breakdown of Capital Allocation
Source of Capital Allocation
(Tn Yen)
(Tn Yen)
3.9
4.5
4.8
4.8
4.5
3.9
Shareholder Returns
Dividends*2
Share Buyback
0.3
0.4
Strategic Investment*3
1.3
Capital Expenditure*5
1.9
1.8
1.7
1.8
1.7
Shareholder Returns
Strategic Investment*3
(including flexible share buyback)
Capital Expenditure*5
4.8
4.5
0.4
1.0
2.5
Carry-over from the 3rd Mid-Range Plan and earlier*1
Asset sales/ Debt financing
Operating Cash Flow*4
4th Mid-Range (FY2021~FY2023) Results
5th Mid-Range (FY2024~FY2026) Initial Plan
5th Mid-Range (FY2024~FY2026) Latest Forecast (As of May 2025)
5th Mid-Range (FY2024~FY2026) Latest Forecast (As of May 2025)
5th Mid-Range (FY2024~FY2026) Initial Plan
4th Mid-Range (FY2021~FY2023) Results

*1 This represents an increase in operating cash flow from the forecast at the end of Q3 FY2020 in the 3rd Mid-Range Plan and a delay in cash outflows related to strategic investment projects that have already been decided upon.
*2 Dividends paid in the 4th Mid-Range Plan were approximately 280 billion yen.
*3 Strategic investments include investments in major music catalogs included in operating cash flow.
*4 Operating cash flow does not include the impact of investments in major music catalogs, which are included in strategic investments. Operating cash flow is on the basis of Sony without Financial Services in the 4th Mid-Range Plan, and the basis of continuing operations in the 5th Mid-Range Plan. Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.
*5 Capital expenditures also include increases in right-of-use assets related to lease agreements.

29

30 Notes Notes about Adjusted OIBDA and Adjusted EBITDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) and Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are calculated by the following formulas: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring Adjusted EBITDA= Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formulas, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music, Pictures and Financial Services segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis”. The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

31 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment; (xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xvi) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xviii) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.